Exhibit (a)(5)(iii)

For Immediate Release	For More Information Contact: Barron Beneski (703) 406-5528 Public and Investor Relations beneski.barron@orbital.com

ORBITAL ANNOUNCES EXPIRATION AND FINAL RESULTS OF CONVERTIBLE NOTES TENDER OFFER

(Dulles, VA 19 December 2012) — Orbital Sciences Corporation (NYSE: ORB) announced today the expiration and final results of its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 2.4375% Convertible Senior Subordinated Notes due 2027 (the “Convertible Notes”), at a purchase price of $1,015 for each $1,000 principal amount of Convertible Notes validly tendered and not properly withdrawn plus any accrued and unpaid interest on such Convertible Notes up to, but excluding, the settlement date of December 20, 2012. The Tender Offer expired at 12:00 midnight, New York City time, on December 18, 2012 (the “Expiration Date”).

As of the Expiration Date, approximately $143 million aggregate principal amount of the Convertible Notes, representing approximately 99.5% of the aggregate principal amount of the Convertible Notes outstanding prior to the Tender Offer, were validly tendered and not properly withdrawn. The Company accepted for purchase all Convertible Notes validly tendered and not properly withdrawn pursuant to the Tender Offer. We expect payment for the Convertible Notes tendered and accepted for purchase to be made on Thursday, December 20, 2012.

Citigroup Global Markets Inc. and Wells Fargo Securities, LLC acted as the dealer managers for the Tender Offer. Questions regarding the Tender Offer may be directed to Citigroup Global Markets Inc. and Wells Fargo Securities, LLC at (800) 558-3745 (U.S. toll free). Requests for documents may be directed to Georgeson Inc., the information agent, at (888) 658-5755 (U.S. toll free) or at 212-440-9800 (collect), or in writing to Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038.

This press release is for informational purposes only and is not an offer to sell or purchase, or the solicitation of an offer to sell or purchase, any securities discussed herein. The Tender Offer was made pursuant to the terms of the Offer to Purchase, as amended, and the related Letter of Transmittal and the other related materials that the Company has distributed to holders of Convertible Notes as exhibits to the Company’s Schedule TO, as amended, filed with the Securities and Exchange Commission on November 20, 2012.

About Orbital

Orbital develops and manufactures small- and medium-class rockets and space systems for commercial, military and civil government customers. The Company’s primary products are satellites and launch vehicles, including low-Earth orbit, geosynchronous-Earth orbit and planetary exploration spacecraft for communications, remote sensing, scientific and defense missions; human-rated space systems for Earth-orbit, lunar and other missions; ground- and air-launched rockets that deliver satellites into orbit; and missile defense systems that are used as interceptor and target vehicles. Orbital also provides satellite subsystems and space-related technical services to U.S. Government agencies and laboratories.

Orbital Sciences Corporation • 45101 Warp Drive, Dulles, VA 20166 • 703-406-5000